Invest in Ohana School of Performing Arts

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THE PITCH

Ohana School of Performing Arts is seeking investment to relocate and expand to offer a state of the art, all inclusive, accessible environment for our community.

THE ENTREPRENEUR

Ashley Kohl

Creative Director

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Ashley Kohl started dancing at New England Dance Conservatory at the age of 2. She was in the back line for her first dance on stage, but that didn't stop her from pushing her way to the front line. She always knew she was meant to pursue performance and inspire others to have a passion for it. She went on to dance at "The Dance Shop", where she studied ballet, jazz, tap, lyrical and acrobatics under the instruction of Joy Barcome and Marianne Bouthilette. She continued dancing in their company, until her Mom, Darlene Sattler, opened Technique Studio of Dance in 1997. She danced competitively for most of her childhood, traveling across New England to compete and perform. Ashley began teaching and choreographing dance when she was 14 years old. She went on to attend Pioneer Valley Performing Arts Charter High School, where she was a member of Catalyst Dance Company. She traveled to conventions and dance festivals, learned from a variety of dance professionals and studied partnering, ballroom, ballet, jazz, modern and hip hop. She was asked to teach a hip-hop class during her senior year of high school and has also choreographed and performed in numerous musical theater performances. While living in New York City, she studied dance at Broadway Dance Center for 3 years, under various instructors including Chio, Luam, Jamie Jackson and Bev Brown. Ashley worked for The World of Disney Store in New York City where she was a full-time character performer. She was a Master Faculty member at NADAA Dance Conventions in New England. She taught all styles of dance at Technique Studio of Dance for over 10 years and also taught hip-hop to various ages and abilities at Hackworth School of Performing Arts for 3 years. She was certified to teach Zumba Fitness in 2007 and went on to teach for 5 years. Since then, she has continued to dance, grow, learn and choreograph. Her experience as a co-host and associate producer of WWLP-22News' NBC weekday morning lifestyle program, "Mass Appeal", for the past 6

years has allowed her the chance to discover what fuels her soul and what her true purpose is. Ashley is a western Massachusetts native. She was born and raised in South Hadley, and she is a graduate of the Pioneer Valley Performing Arts High School. Ashley also attended Wagner College studying Arts Administration, and the University of Massachusetts where she majored in Communications. Her heart, soul and purpose are in being a mom to her 7 year old daughter, Summer and 5 year old son, Brody.

INVESTMENT STATUS

$0

Investment committed

$50,000

Target raise

$100,000

Maximum raise

35%

Potential return on investment

0:0-4:0-15

Time left to invest

REVIEW THE SUMMARY OF TERMS

Summary of Terms

Min Amount to Raise	$50,000
Max Amount to Raise	$100,000
Percentage of Revenue	4.0-8.0%*
Cap	1.35×
Maturity Date	Dec. 31, 2024
Seniority	Subordinated

Securitization	Unsecured

These terms are further defined in the the note agreement.

*The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 4.0% and a maximum rate of 8.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

AMOUNT RAISED	REVENUE SHARING PERCENTAGE
$50,000	4.00%
$62,500	5.00%
$75,000	6.00%
$91,700	7.30%
$100,000	8.00%

Business Plan

Ohana School of Performing Arts

WEBSITE
http://www.ohanaperformingarts.com

LOCATION
470 Newton Street

South Hadley, MA 01075

THE PROBLEM

People of all ages need an outlet of artistic expression; regardless of their socioeconomic background, race, gender, ability or beliefs. A place where everyone is celebrated for who they are. A community that preaches love and commits to spreading peace and positivity through performance. In a world that can constantly cast shadows of doubt in our lives, people need a source of light. There aren't enough dance studios and performing arts resources that celebrate difference and focus on community over competition.

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THE SOLUTION

Provide a community space that allows dancers of all ages and abilities the opportunity to express themselves through the performing arts while being surrounded by supportive, compassionate humans who strive to make the world better everyday. Create a safe space for dance to flourish through education, practice, and performance. Explore ways to constantly fuel the arts in the community and foster it's capacity to heal.

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WHY OHANA SCHOOL OF PERFORMING ARTS?

Ohana School Of Performing Arts (OSPA) is now in it's 3rd season of operations as a dance studio in South Hadley, Massachusetts. It's developed a community that strongly believes in the power of dance. The children and adults that make up the Ohana family understand the need for more love and positivity, and encourage and support the "GOOD VIBES ONLY" mantra.

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MARKET ANALYSIS

The performance industry is a unique niche, in that every location offers different advantages and disadvantages. From recreational to professional, dance to voice lessons, each business in the industry has something different to offer. According to

IBISworld.com, "The Dance Studios industry is in the growth stage of its industry life cycle.

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Though hardly a nascent industry, US dance studios have benefited from increasing dance participation driven by the popularization of dance-inspired television shows and increased focus on health and fitness, particularly among the baby boomer generation. Industry value added, which represents the industry's contribution to the overall economy, is projected to rise at an annualized rate of 3.7% over the 10 years to 2020."

My goal is to stand out and offer a broad range and extensive variety. I want to appeal to people from all walks of life, all ages, all abilities and to, most importantly, create a place where everyone belongs. The timeless popularity of dancing, combined with the growing interest in the trendy dances, has proven to be a winning combination around the world. I am confident it will produce the same results in Western Mass. According to city-data.com, the town of South Hadley had a population of 17,514 in 2010. The median resident age is 40 and the estimated per capita income in 2013: $31,965.

COMPETITOR ANALYSIS

When looking at other dance studios, my "competitors" are the surrounding dance studios within 10 miles. There are approximately 12 dance studios, including South Hadley, Belchertown, Chicopee & Holyoke. The total population of those towns/cities is roughly 128,115. Dividing that number by 8 studios leaves roughly 16,000 people per studio. Therefore, the dance studio industry has not saturated the market.

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"When you choose community over competition, life becomes a celebration." - Buddha

Instead of seeing anyone as a competitor, we see them as contributors to spreading a message of hope through the arts. Collaboration and partnership across the space lead to a more active community driving increased cross-business revenue growth.

BUSINESS MODEL & ADDITIONAL DOCUMENTS

Revenue is generated in several ways: Monthly tuition, Membership dues, birthday parties, camps, fitness classes, clothing/apparel, studio rental, etc.

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Costs include but are not limited to: instructor pay, rent, office overhead, studio supplies, props/event supplies, utilities, music licensing, cleaning, etc.

Documents

- Business License [available at: https://mainvest-production.s3.amazonaws.com/offerings/offering_ohana-school-of-performing-arts/atZ1mjccaMbUmvUGHheB_BusinessLicense.pdf]
- Business Plan [available at: https://mainvest-production.s3.amazonaws.com/offerings/offering_ohana-school-of-performing-arts/ZeUNNSVdHs0TSlY7Z0EM_businessplan.pdf]

Ohana School of Performing Arts's Budget

This is an approximate plan for the use of funds if this business receives its target investment amount.

Flooring	$8,000
Mirrors	$3,000
Paint/Detail Work	$3,000

Sound Systems & installation	$3,000
Lighting & Installation	$2,000
Video Security System	$2,000
Shelving/Wall Storage	$2,000
Furniture	$2,000
Studio Equip: (Mats & Props)	$2,000
Working Capital	$20,000
Compensation to MainVest	$3,000
Total	$50,000

Ohana School of Performing Arts’s Projections

Investor returns are based on this business’s gross revenue.

REVIEW THE TERMS OF THIS INVESTMENT OPPORTUNITY

This information is provided by the issuer. MainVest never predicts or projects performance, and has not reviewed or audited this information. For additional information on the issuer and its business plan, review the offering memorandum or ask the entrepreneurs directly in the discussion section.

Terms & Returns

If you invest $x, you receive a portion of Ohana School of Performing Arts' revenue until you are returned up to $x.

INVEST $0

YOU MUST INVEST MULTIPLES OF $100.

How Your Investment Works

How Your Investment Works

Revenue Sharing Note

If you invest in Ohana School of Performing Arts and they raise at least $50,000 by March 1, 2019, you will be issued a revenue sharing note.

Repayment Terms

You receive your proportional share of 4.0% to 8.0% of Ohana School of Performing Arts's gross revenue until you are returned a maximum total of 135% of your investment.

Maturity Date

If you haven't received 135% of your investment by Dec. 31, 2024, it comes due regardless of Ohana School of Performing Arts's revenue.

Maximum Investment Amount

Ohana School of Performing Arts will not accept additional investment this round once it has received $100,000.

Conditional Refund

If Ohana School of Performing Arts doesn't raise at least $50,000 by March 1, 2019, all investors will be fully refunded and no perks will be distributed.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs. If you have questions about investing on MainVest, chat with a MainVest agent.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.

Running a small business is difficult. There are many reasons why Ohana School of Performing Arts may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

VIEW THE SEC FORM C FILING

Discussion

Discuss Ohana School of Performing Arts

Ask the entrepreneur about this investment opportunity and discuss the business plan with other investors.

Ohana School of Performing Arts
Video Transcript

Ashley Kohl's Dream: Ohana School of Performing Arts

Available at https://youtu.be/ssu1HLAjnkQ (last accessed Jan. 24, 2019, 10:07AM).

00:00
My name is Ashley Cole and I was born in south hadley in western Massachusetts. I have lived here most of my life, for a short while I moved to Brooklyn New York to explore being a dancer and dancing in music videos and I realized that it wasn't who I was. I'm not cutthroat;, I am gracious. I am wanting to see other people succeed I want everyone else to go to the front row, and I realized that I didn't have that fire or that real, real passion to want to push myself to be in the front, so here I am now. Fast forward to where I am in life; a mother of two owning a dance studio how did I get here? This story is long and I'll keep it short, but it's a winding road and it didn't come without struggle. I was hired at 22news a hosted mass appeal for six years it was a host and producer and I loved it. It was a combination of everything I loved about the performance community and it allowed me to share stories, but what it didn't really do is fulfill me,

01:00

and I found that I was empty in many ways, and in my personal life... on the other side of my marriage was sort of crumbling and it was a really tough time for me - financially, emotionally, spiritually, in many ways. Part of my story is the hardship the, you know, going through a period of almost losing my house, being in severe debt, feeling like my life was crumbling and falling apart, to now rebuilding as a single mother with two kids and feeling like I'm empowered and I can do it and I'm making a difference in the world - which is what I wanted to do. I did a story on a dance class that had children that were all abilities and some wearing wheelchairs, some had walkers, and I grew up dancing and doing that story made me feel and that's what I think I was lacking really in my life. So I got in my car and I broke down and I thought this is what I need to do, I need to get back into this, so I decided that was the spring of 2016 is when I really decided that I needed to change my life. So I developed Ohana. And I came up with the name because it's

02:01

community based and I wanted to create a place where everyone was included, where people were celebrated - all ages all abilities - no one was told that they couldn't do something because of the way they looked or where they came from. And so this business is now, really it's... it's a dream come true. Ohana means family and my goal was to have a place where people could come together and have a support system where people of all ages could realize the joy that dance brings and so it has been a family - a true family. Ohana has been really the name that exemplifies what this place is - the burst that is my logo wouldn't necessarily represent a dance studio to anyone but it it really represents unity and difference and coming together and it's a it's a burst of energy that shows that together when we are one, we are a greater force. I decided to start a non-profit primarily because I wanted to be able to see children and adults of

03:01

all ages be able to take dance lessons without the burden of feeling like they couldn't afford it or there were health issues in the family that came first. So I started a non-profit one Ohana which means one family and we will be offering scholarships to dancers across the valley wherever they dance whatever dance studio it may be to make sure that they're not kept from living other dreams. For six years while sitting at my desk at 22news I looked up on the wall at a quote that I hung there when I first started and it was really the inspiration and the reason why I needed to live a more fulfilling life, and it pushed me to do what I'm doing now. It's a quote by the Dalai Lama, "We are visitors on this planet. We are here for 100 years at the very most. During that period we must try to do something good, something useful with our lives. If you contribute to other people's happiness, you will find the true meaning of life."